SECURITIES AND EXCHANGE COMMISSION

14045283

SEC Mail Processing Section
JUN 02 2014
Washington, DC
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SEC FILE NUMBER
8-32566 ~~8 - 50032~~

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2013 (MM/DD/YY) AND ENDING 03/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **EDI Financial, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12221 Merit Drive, Suite 1020
(No. and Street)

Dallas (City) | Texas (State) | 75251-2207 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martin Prinz | (214) 582-4090 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 W. Courtyard Drive, Suite 500 (Address) | **Austin** (City) | **Texas** (State) | **78730** (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/4/14

OATH OR AFFIRMATION

I, Martin Prinz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EDI Financial, Inc., as of March 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

JANE B. PRINZ
Notary Public, State of Texas
My Commission Expires
May 06, 2018

Signature

Managing Principal
Title

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

EDI FINANCIAL, INC.

Financial Statements and Supplemental Schedule
(With Independent Auditors' Report Thereon)

March 31, 2014

PMB Helin Donovan
CERTIFIED PUBLIC ACCOUNTANTS

EDI FINANCIAL, INC.
Index to Financial Statements and Supplemental Schedules
March 31, 2014

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
EDI Financial, Inc.:

Report on the Financial Statements
We have audited the accompanying statement of financial condition of EDI Financial, Inc. (the "Company") as of March 31, 2014, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EDI Financial, Inc. as of March 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

PMB HELIN DONOVAN, LLP

PMB Helin Donovan, LLP

Austin, Texas
May 29, 2014

EDI FINANCIAL, INC.
Statement of Financial Condition
As of March 31, 2014

Assets

Assets	
Cash and cash equivalents	$ 563,864
Securities owned, at fair value	159,359
Cash deposit with clearing brokers	300,000
Receivable from clearing brokers	184,533
Receivable from related parties	17,813
Other commissions receivable	18,494
Property and equipment, net	17,178
Deferred tax assets	21,000
Prepaid expenses and other assets	10,679
Total assets	$ 1,292,920

Liabilities and Stockholders' Equity

Liabilities	
Accrued commissions payable	$ 407,724
Payable to clearing broker	128,710
Accrued expenses and other liabilities	230,262
Related party management fee payable	150,000
Total liabilities	916,696
Stockholders' Equity	
Common stock, voting, 20,000 shares authorized, $1 par value, 15,600 shares issued and outstanding	15,600
Common stock, nonvoting, 10,000 shares authorized, $1 par value, no shares issued and outstanding	-
Additional paid-in capital	335,996
Retained earnings	24,628
Total Stockholders' Equity	376,224
Total liabilities and stockholders' equity	$ 1,292,920

See notes to the financial statements and independent auditors' report.

EDI FINANCIAL, INC.
Statement of Operations
For the Year Ended March 31, 2014

Revenues:	
Securities commissions	$ 9,325,741
Mutual Funds	761,388
Insurance commissions	563,866
Trading profit	140,402
Interest and other income	685,822
Total revenues	11,477,219
Operating expenses:	
Commissions	9,912,243
Compensation and benefits	207,542
Clearing charges	61,084
Communications	52,604
Occupancy costs	105,300
Regulatory fees	170,160
Professional fees	114,449
Depreciation	6,600
Related party management fees	253,000
Other expenses	333,014
Total operating expenses	11,215,996
Net income before income taxes	261,223
Income tax expense	78,143
Net income	$ 183,080

See notes to the financial statements and independent auditors' report.

EDI FINANCIAL, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended March 31, 2014

	Common Stock Voting		Additional Paid-In	Retained	
	Shares	Amount	Capital	(Deficit) Earnings	Total
Balances at March 31, 2013	15,600	$ 15,600	$ 335,996	$ (158,452)	$ 193,144
Net income	-	-	-	183,080	183,080
Balances at March 31, 2014	15,600	$ 15,600	$ 335,996	$ 24,628	$ 376,224

See notes to the financial statements and independent auditors' report.

EDI FINANCIAL, INC.

Statement of Cash Flows

For the Year Ended March 31, 2014

Cash flows from operating activities:		
Net income	$	183,080
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		6,600
Deferred tax benefit		(10,500)
Change in operating assets and liabilities:		
Securities owned		(137,784)
Receivables from clearing broker		(28,620)
Other commission receivables		(2,635)
Receivables from related parties		(17,451)
Prepaid expenses and other assets		(5,545)
Accrued commissions payable		147,364
Payable to clearing broker		110,735
Cash deposit with clearing brokers		(50,000)
Accrued expense and other liabilities		75,005
Related party management fee		150,000
Net cash provided by operating activities		420,249
Cash flows from investing activities:		
Purchases of property and equipment		(6,510)
Net cash used in investing activities		(6,510)
Net increase in cash		413,739
Cash and cash equivalents at beginning of year		150,125
Cash and cash equivalents at end of year	$	563,864
Supplemental disclosures of cash flow information:		
Income taxes paid	$	-
Interest paid	$	727

See notes to the financial statements and independent auditors' report.

EDI FINANCIAL, INC.
Notes to the Financial Statements
March 31, 2014

Note 1 - Nature of Business

EDI Financial, Inc. (the Company) is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company has offices located in Texas, Florida and Arkansas. The Company operates under the provisions of Paragraph k(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company's customers consist primarily of individuals located throughout the United States of America.

Note 2 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Cash equivalents
For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

The Company's policy is to capitalize all property and equipment over $4,000. These items are then depreciated over the estimated useful lives of the assets using the straight line method as follows:

Furniture and fixtures	7 years
Computer equipment	3 years

Commission revenue and expense

Commission revenues and expenses are recorded on a trade-date basis. Mutual fund commissions revenue is accrued monthly as earned.

Insurance Commissions
Insurance commissions are recorded when the insurance products are funded by the customer and the commission is earned.

Note 2 - Significant Accounting Policies - Continued

Securities Valuation

Equity securities
Equity securities and option securities traded on a national securities exchange or in the over-the-counter market are stated at the last reported traded price on the day of valuation, or if no quoted sales price was reported on that date, the last quoted bid price. Securities owned are valued at fair value. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in level1 of the fair value hierarchy.

Securities Sold, Not Yet Purchased
The Company may sell a security it does not own in anticipation of a decline in the fair value of that security. When the Company sells a security not yet purchased (sold short), it must borrow the security sold short and deliver it to the broker-dealer through which it made the short sale. A gain, limited to the price at which the Company sold the security short, or a loss, unlimited in size, will be recognized upon the termination of a short sale. The Company is also subject to the risk that it may be unable to reacquire a security to terminate a short position except at a price substantially in excess of the last quoted price.

Investment Transactions and Investment Income
The Company records security transactions based on a trade date. Dividend income is recognized on the ex-dividend date, and interest income is recognized on an accrual basis. Discounts and premiums on securities purchased are amortized, over the lives of the respective securities. Realized gains and losses are determined on a specific identification basis of the securities sold. Unrealized gains and losses resulting from the appreciation and depreciation of securities carrying values are included in the statement of operations as trading profits or losses.

Valuation of Investments
The Company defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. The Company utilizes a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Based on the underlying inputs, each fair value measurement in its entirety is reported in one of the three levels. These levels are:

Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets. Level 1 assets and liabilities include debt and equity securities traded in an active exchange market, as well as U.S. Treasury securities.

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Valuation is determined using model-based techniques with significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of third party pricing services, option pricing models, discounted cash flow models and similar techniques.

Note 2 - Significant Accounting Policies - Continued

Receivables and Credit Policy
Accounts receivable are stated at the amounts management expects to collect from outstanding balances. The carrying amounts of accounts receivable are reduced by a valuation allowance, if needed, that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances that exceed 30 days from invoice date and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to the respective receivable account.

Deposit with Clearing Brokers
The Company and the clearing brokers attempt to control the risks associated with customer activities by limiting customer accounts to only cash type accounts and monitoring for prompt customer payments in accordance with various regulatory guidelines. The Company maintains a $250,000 deposit account with two clearing brokers to secure its obligation to fund any losses incurred by the clearing brokers on customer transactions.

Receivable from or Payable to Clearing Broker
Receivable from or payable to clearing broker represents the net amount due from or to the Company's clearing broker for funds held in Company accounts net of clearing, execution, and sundry charges incurred for the execution of trades for customers of the Company. These charges are recorded on a trade date basis.

Financial instruments and credit risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party. Financial instruments that potentially subject the Company to credit risk include cash, receivables from clearing broker-dealers and securities owned. Receivables from clearing broker-dealers represent cash deposited and commissions receivable from these broker dealers and are insured by the Securities Investor Protection Corporation. Securities owned consist of investments in registered investment companies and are held for investment purposes. Securities that are marketable are stated at fair market value (as determined by quoted market prices) and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Income Taxes
The Company accounts for income taxes using the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Note 2 - Significant Accounting Policies - Continued

Income Taxes - Continued
In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate.

The Company files U.S. federal and U.S. state tax returns. The Company is generally no longer subject to tax examinations relating to federal and state tax returns for years prior to 2011.

The Company is subject to Texas franchise tax. The tax is based on taxable margin, as defined under the law, rather than being based on federal taxable income. For the year ended March 31, 2014, the Company has recorded a Texas franchise tax expense of $13,223.

Customer Funds
The Company is not approved to hold customer funds on account. From time to time, the Company may accept funds from customers for deposit into an escrow account at a bank. Those funds will be held separate from the general funds of the Company in a custodial account.

Management Review
The Company has evaluated subsequent events through May 29, 2014, the date the financial statements were available to be issued.

Recent Accounting Pronouncements
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 3 - Fair Value Measurements

The following table presents information about the Company's assets and liabilities measured at fair value as of March 31, 2014:

Description	Level 1	Level 2	Level 3	Total
Assets:				
Common stock	$ 157,109	$ -	$ -	$ 157,109
Equity options	2,250	-	-	2,250
Total assets	$ 159,359	$ -	$ -	$ 159,359

Note 3 - Fair Value Measurements - Continued

The financial instruments of the Company are reported at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments. The following methods and assumptions were used by the Company to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

Receivables: The carrying amount of receivables approximates their fair value because of their short-term maturities and market terms.

Payables: The carrying amount of payables approximates their fair value.

Note 4 - Property and Equipment

As of March 31, 2014, property and equipment consisted of the following:

Office furniture	$	59,896
Computer equipment		41,963
		101,859
Accumulated depreciation		(84,681)
Property and equipment, net	$	17,178

Depreciation expense for the year ended March 31, 2014 was $6,600.

Note 5 - Clearing Deposit

The Company conducts substantially all business through its primary clearing broker dealer (RBC Correspondent Services), which settles all trades for the Company, on a fully disclosed basis, on behalf of its customers. Under its agreement with RBC Correspondent Services, the Company is required to maintain a clearing deposit of $125,000. The Company also has a clearing deposit with First Southwest Company, as of March 31, 2014, the deposit balance was $175,000.

Note 6 - Income Taxes

The actual Federal income tax provision differs from the amount computed by applying the Federal corporate income tax rate of 34% for the year ended March 31, 2014 to income before taxes as follows:

Expected federal tax expense	$	88,816
Permanent and other differences		(23,896)
Texas franchise tax		13,223
Income tax expense	$	78,143

The deferred tax asset of $21,000 recorded on the statement of financial condition as of March 31, 2014 is primarily related to the net operating loss carryforward.

Note 7 - Related Party Transactions

The Company earns fee income related to insurance products from an insurance agency owned by a stockholder of the Company. Total insurance commissions earned from this related party were $563,866 during the year ending March 31, 2014.

The Company has receivables from employees and stockholders totaling $17,813 as of March 31, 2014 representing advances on commissions.

During the year ended March 31, 2014, the Company recorded $253,000 of management fee expense to Good Grip Holdings, LLC for consulting services performed and the reimbursement of certain expenses. Good Grip Holdings, LLC is owned by Martin Prinz, who is the majority owner of the Company. There is no assurance that the consulting services and management fee was consummated on terms equivalent to those that prevail in an arm's-length transaction.

The Company has a payable to Martin Prinz, the majority owner of the Company, for approximately $40,000 for commissions as of March 31, 2014.

Note 8 – Concentrations, Commitments and Contingencies

Concentration of credit risk

The Company maintains all of its cash balances at Plains Capital Bank. Deposit balances are insured by the Federal Deposit Insurance Corporation (FDIC), subject to certain limitations. The possibility of loss exists if aggregate deposits exceed FDIC-insured limits and the bank was to fail. As of March 31, 2014 there was approximately $325,000 in cash that exceeded the maximum federal deposit insurance corporation limits. To date, the Company has not experienced any losses in such accounts and management believes it is not exposed to any significant risk on its cash.

Litigation

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operation, and liquidity.

Clearing Agreement

Included in the Company's clearing agreement with its clearing broker dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker dealer to the extent of the net loss on any unsettled trades. At March 31, 2014, management of the Company had not been notified by the clearing broker dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 8 – Concentrations, Commitments and Contingencies - Continued

Leases

The Company has entered into leases for certain administrative office space and equipment. A summary of the total minimum lease payments under non-cancelable operating leases for office space and equipment follows:

Year Ending March 31,		Minimum Lease Payments
2014	$	90,374
2015	$	47,180
2016	$	48,602
2017	$	50,025
2018	$	51,447
Thereafter	$	43,860

During the year ended March 31, 2014, rental expense under these leases totaled $105,300.

Note 9 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2014, the Company had net capital and net capital requirements of $260,987 and $100,000, respectively. The Company's aggregate indebtedness to net capital ratio was 3.51 to 1.

Note 10 - Liabilities Subordinated to Claims of General Creditors

During the year ended March 31, 2014, there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

Note 11 - Possession or Control Requirements Under Rule 15c-3-3

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

EDI FINANCIAL, INC. **Schedule I**

Computation Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended March 31, 2014

Total stockholder's equity qualified for net capital	$ 376,224
Deductions and/or charges	
Non-allowable assets:	
Receivables from related parties	17,813
Other commissions receivable	18,494
Deferred tax assets	21,000
Property and equipment, net	17,178
Other assets	10,679
Total deductions and/or charges	85,164
Net capital before haircuts on securities	291,060
Haircuts on securities	30,073
Net capital	$ 260,987
Aggregate indebtedness	
Accrued commissions payable	$ 407,724
Payable to clearing broker	128,710
Accrued expenses and other liabilities	230,262
Related party management fee payable	150,000
Total aggregate indebtedness	$ 916,696
Computation of basic net capital requirement	
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 100,000
Net capital in excess of minimum requirement	$ 160,987
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$ 140,987
Ratio of aggregate indebtedness to net capital	3.51 to 1
Net capital, as reported in the Company's Part II (unaudited) Focus report filed with FINRA on April 29, 2014	$ 182,702
Audit adjustments:	
Net effect of audit adjustments on net capital	78,285
Net capital per audit	$ 260,987

See notes to the financial statements and independent auditors' report.

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

The Board of Directors of
EDI Financial, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of EDI Financial, Inc. (the "Company") as of and for the year ended March 31, 2014 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, recordation of differences required by Rule 17a-13, or

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

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PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify deficiencies in control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we did identify material weaknesses in internal control. The Company's accounting practices and procedures do not comply with generally accepted accounting principles. Based on this understanding and on our study, we believe that the Company's practices and procedures were not adequate at March 31, 2014 to meet the SEC's objectives.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

This report is intended solely for use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB HELIN DONOVAN, LLP

PMB Helin Donovan, LLP

Austin, Texas
May 29, 2014

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Agreed-Upon Procedures Report Regarding Form SIPC-7

The Board of Directors of
EDI Financial, Inc. :

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2014, which were agreed to by EDI Financial, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating EDI Financial, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). EDI Financial, Inc.'s management is responsible for the EDI Financial, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our finding are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the amounts for the year ended March 31, 2014, as contained within the report on the audited Form X-17A-5 for the year ended March 31, 2014, with the amounts reported in Form SIPC-7 for the year ended March 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7 and in the supporting schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7, on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would be been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PMB HELIN DONOVAN, LLP

PMB Helin Donovan, LLP

Austin, Texas
May 29, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended March 31, 2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

EDI FINANCIAL, INC.
1431 GREENWAY DR., STE 330
IRVING, TX 75038

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kathy Parker 304.765.7986

WORKING COPY

2. A. General Assessment (item 2e from page 2)		$ 24526
B. Less payment made with SIPC-6 filed (exclude interest) 10/25/2013 Date Paid		(11556)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		12970
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 12970
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 12970	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

none

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

EDI FINANCIAL, INC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the 29 day of May, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 04/01/2013 and ending 03/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 11477217
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1480415
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	172836
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 727	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 13520	
Enter the greater of line (i) or (ii)	13520
Total deductions	1666771
2d. SIPC Net Operating Revenues	$ 9810446
2e. General Assessment @ .0025	$ 24526

(to page 1, line 2.A.)